UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Alsop, Joseph Wright
   14 Oak Park
   Bedford, MA  01730
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Treasurer and Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |01/24/|S   | |3,500             |D  |$26.00     |811,390 (1)        |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Nonqualified Stock Opt|$5.5000 |01-21|J (2|V|114,000 (2)|A  |2/01/|4/15/|Common Stock|114,000|       |228,000 (2) |D  |            |
ion                   |    (2) |-00  |)   | |           |   |92   |03   |            | (2)   |       |            |   |            |
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Nonqualified Stock Opt|$5.5000 |01-21|J (2|V|78,000 (2) |A  |2/01/|4/15/|Common Stock|78,000 |       |156,000 (2) |D  |            |
ion                   |    (2) |-00  |)   | |           |   |93   |03   |            |(2)    |       |            |   |            |
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Nonqualified Stock Opt|$7.1884 |01-21|J (2|V|112,500 (2)|A  |7/01/|12/31|Common Stock|112,500|       |225,000 (2) |D  |            |
ion                   |    (2) |-00  |)   | |           |   |94   |/03  |            | (2)   |       |            |   |            |
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Nonqualified Stock Opt|$5.6667 |01-21|J (2|V|7,800 (2)  |A  |7/01/|6/17/|Common Stock|7,800 (|       |15,600 (2)  |D  |            |
ion                   |    (2) |-00  |)   | |           |   |94   |04   |            |2)     |       |            |   |            |
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Incentive Stock Option|$7.2084 |01-21|J (2|V|600 (2)    |A  |3/01/|1/11/|Common Stock|600  (2|       |1,200 (2)   |D  |            |
                      |    (2) |-00  |)   | |           |   |95   |05   |            |)      |       |            |   |            |
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Nonqualified Stock Opt|$7.2084 |01-21|J (2|V|59,400 (2) |A  |3/01/|1/11/|Common Stock|59,400 |       |118,800 (2) |D  |            |
ion                   |    (2) |-00  |)   | |           |   |95   |05   |            |(2)    |       |            |   |            |
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Nonqualified Stock Opt|$7.2084 |01-21|J (2|V|30,000 (2) |A  |3/01/|5/12/|Common Stock|30,000 |       |60,000 (2)  |D  |            |
ion                   |     (2)|-00  |)   | |           |   |95   |05   |            |(2)    |       |            |   |            |
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Incentive Stock Option|$5.1667 |01-21|J (2|V|19,350 (2) |A  |3/01/|4/02/|Common Stock|19,350 |       |38,700 (2)  |D  |            |
                      |     (2)|-00  |)   | |           |   |96   |06   |            |(2)    |       |            |   |            |
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Nonqualified Stock Opt|$5.1667 |01-21|J (2|V|130,650 (2)|A  |3/01/|4/02/|Common Stock|130,650|       |261,300 (2) |D  |            |
ion                   |     (2)|-00  |)   | |           |   |96   |06   |            | (2)   |       |            |   |            |
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Nonqualified Stock Opt|$5.1667 |01-21|J (2|V|55,500 (2) |A  |3/01/|4/02/|Common Stock|55,500 |       |111,000 (2) |D  |            |
ion                   |      (2|-00  |)   | |           |   |96   |06   |            |(2)    |       |            |   |            |
                      |)       |     |    | |           |   |     |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$4.7084 |01-21|J (2|V|118,500 (2)|A  |2/01/|3/03/|Common Stock|118,500|       |237,000 (2) |D  |            |
ion                   |   (2)  |-00  |)   | |           |   |02   |07   |            | (2)   |       |            |   |            |
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Incentive Stock Option|$4.7084 |01-21|J (2|V|17,500 (2) |A  |2/01/|3/03/|Common Stock|17,500 |       |35,000 (2)  |D  |            |
                      |   (2)  |-00  |)   | |           |   |02   |07   |            |(2)    |       |            |   |            |
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Nonqualified Stock Opt|$7.2084 |01-21|J (2|V|120,000 (2)|A  |2/01/|2/03/|Common Stock|120,000|       |240,000 (2) |D  |            |
ion                   |   (2)  |-00  |)   | |           |   |03   |08   |            | (2)   |       |            |   |            |
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Nonqualified Stock Opt|$9.0000 |01-21|J (2|V|100,000 (2)|A  |2/01/|9/01/|Common Stock|100,000|       |200,000 (2) |D  |            |
ion                   |   (2)  |-00  |)   | |           |   |03   |08   |            | (2)   |       |            |   |            |
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Nonqualified Stock Opt|$9.0000 |01-21|J (2|V|25,000 (2) |A  |2/01/|9/01/|Common Stock|25,000 |       |50,000 (2)  |D  |            |
ion                   |   (2)  |-00  |)   | |           |   |03   |08   |            |(2)    |       |            |   |            |
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Nonqualified Stock Opt|$12.8125|01-21|J (2|V|123,600 (2)|A  |2/01/|2/10/|Common Stock|123,600|       |247,200 (2) |D  |            |
ion                   |   (2)  |-00  |)   | |           |   |04   |09   |            | (2)   |       |            |   |            |
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Incentive Stock Option|$12.8125|01-21|J (2|V|400 (2)    |A  |2/01/|2/10/|Common Stock|400 (2)|       |800        (|D  |            |
                      |    (2) |-00  |)   | |           |   |04   |09   |            |       |       |2)          |   |            |
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Nonqualified Stock Opt|$10.4688|01-21|J (2|V|31,000 (2) |A  |2/01/|5/17/|Common Stock|31,000 |       |62,000 (2)  |D  |            |
ion                   |    (2) |-00  |)   | |           |   |04   |09   |            |(2)    |       |            |   |            |
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
Explanation of Responses:
(1) On December 17, 1999, the Company declared a 2-for-1 stock split effected in the form of a stock dividend payable to holders of record of common stock on January 7, 2000. On the payment date, January 21, 2000, each holder of the common stock of the Company received one additional share of common stock of the Company for every share held. Table 1 reflects an adjustment to the number of shares of common stock held by the reporting person as a result of the stock split.
(2) On the payment date of January 21, 2000, pursuant to the anti-dilution provisions in the Company's stock option plans, each option granted by the Company prior to January 7, 2000, was adjusted to reflect the stock split effected in the form of a stock dividend. Each of the options reported herein were previously reported. The adjustments in Table II involve the price of each option, the number of shares underlying such options, and the number of derivative securities beneficially owned at the end of month.
SIGNATURE OF REPORTING PERSON
Joseph W. Alsop
DATE
2/09/2000